Petrohawk Energy Corporation

1000 Louisiana, Suite 5600

Houston, Texas 77002

Telephone (832) 204-2700

May 12, 2010

Mr. H. Roger Schwall

Assistant Director

U. S. Securities and Exchange Commission

100 F Street, N.E., Mail Stop 7010

Washington, D.C. 20549

Re:	Petrohawk Energy Corporation

Form 10-K for the Fiscal Year Ended December 31, 2009

Filed February 23, 2010

File No. 001-33334

Dear Mr. Schwall:

Thank you for the comments included in your letter dated April 27, 2010. I am providing the enclosed responses on behalf of the Company. Each of your comments is reproduced below, with specific responses following each comment.

Engineering Comments

Form 10-K for the Fiscal Year Ended December 31, 2009

Business, page 5

Overview, page 5

1.	You state that you continue to expand your leasehold position in resource-style natural gas plays within your core operating areas, particularly in the Haynesville, Bossier, and Eagle Ford Shales, and that you expect to continue to grow your production and reserves predominately in resource-style, tight-gas areas. With a view towards disclosure, tell us, by category, your total costs per unit, including acreage costs, drilling costs, completion costs, stimulation costs, production costs, workover costs, transportation costs, taxes other than income tax, overhead, etc. Note that this is not the same as finding and development costs because those costs do not include the costs to develop many of the proved undeveloped reserves added in a given year. Additionally, please tell us the actual unit price necessary to break-even economically.

H. Roger Schwall

U. S. Securities and Exchange Commission

May 12, 2010

RESPONSE

We have separately provided the requested information in hardcopy pursuant to a request for confidential treatment.

Oil and Natural Gas Reserves, page 7

2.	We note that the Board of Directors has established an independent committee to oversee the process of selection and engagement of the independent engineering firm. Please tell us whether the engineering firm reports directly to the committee or to an individual. Also, clarify what other role, if any, the committee has in accepting the reserves estimate prepared by the engineering firm. Finally, for each member of the committee, as well as any individuals to whom the firm reports at the company, provide the disclosure of qualifications required by Item 1202(a)(7) of Regulation S-K that form the basis for your statement that they “have experience in energy company reserve evaluations.”

RESPONSE

Our independent engineering firm reports jointly to the reserves committee of our board of directors and to our Senior Vice President—Corporate Reserves. The reserves committee meets with the independent engineering firm after the preparation of its report to, among other things, review and consider the processes used by such engineers in the preparation of such report and any matters of importance that arose in the preparation of such report, including whether the independent engineering firm encountered any material problems or difficulties in the preparation of their report, such as difficulties with the scope or timeliness of the information furnished to them by Petrohawk or any restrictions or access to information placed upon them by any Petrohawk personnel; any other difficulties in dealing with any Petrohawk personnel in the preparation of such report; and any other matters of concern relating to the preparation of such report. The committee also determines whether Petrohawk or its management or senior engineering personnel had similar or other problems or concerns concerning the independent engineering firm and the preparation of their report. Finally, the reserves committee recommends acceptance of the report prepared by the independent engineering firm to our board of directors. The members of our reserves committee are experienced in energy company reserve valuations, as is evident from the biographical information for each of the members of the committee contained in our definitive proxy statement filed with the Commission that is incorporated by reference in our Annual Report on Form 10-K, which is repeated below:

Thomas R. Fuller has served as a director since March 6, 2006. Mr. Fuller serves on Petrohawk’s Compensation Committee, Reserves Committee, and is the Chairman of the Nominating and Corporate Governance Committee. Mr. Fuller has been a principal of Diverse Energy Management Co. since December 1988, a private upstream acquisition, drilling and production company which also invests in other energy-related companies. Mr. Fuller has earned degrees from the University of Wyoming and the Louisiana State University School of Banking of the South and is a Registered Professional Engineer in Texas. He has 40 years of experience as a

H. Roger Schwall

U. S. Securities and Exchange Commission

May 12, 2010

petroleum engineer, specializing in economic and reserves evaluation. He has served as an employee, officer, partner or director of various companies, including ExxonMobil Corporation, First City National Bank, Hillin Oil Co., Diverse Energy Management Co. and Rimco Royalty Partners. Mr. Fuller also has extensive experience in energy-related merger and acquisition transactions, having generated and closed over 90 producing property acquisitions during his career. As a primary lending officer to many independent energy companies, Mr. Fuller has extensive experience in analyzing and evaluating financial, business and operational strategies for energy companies.

Robert G. Raynolds has served as a director since July 12, 2006, effective upon the merger of KCS into the Company. He serves on the Company’s Reserves Committee. Mr. Raynolds is an exploration geologist with 35 years of experience in university teaching, with international applied-geological research experience in oil and gas exploration. He has been an independent consulting geologist for several major and independent oil and gas companies from 1992 until the present. After earning his PhD in geology at Dartmouth College, Mr. Raynolds taught on a Fulbright fellowship at the Center for Excellence in Geology at the University of Peshawar in Peshawar, Pakistan. He later taught at Dartmouth College and is currently an adjunct professor at the Colorado School of Mines. He has taught graduate level classes and seminars in structure, sequence stratigraphy and regional tectonics and undergraduate classes in remote sensing, stratigraphy of North America and field methods. He also instructs industry courses on sedimentation in extensional basins and stratigraphic analyses of regressive marine sequences. Mr. Raynolds has done geological field work and research in Europe, Africa, South America, and in Asia. He has exploration experience with Exxon and Amoco Production Companies involving exploration in Mexico, Australia, Pakistan, Egypt, Kenya, Burundi and Tanzania. Mr. Raynolds has domestic exploration experience that includes the Gulf Coast Tertiary, California onshore basins and Rocky Mountain basins and has initiated and conducted exploration in targeted shale gas plays in the Mancos, Lewis and Bearpaw shales of the Cretaceous Interior Seaway. He has extensive experience with log interpretation, subsurface mapping and correlation, 2-D and 3-D seismic interpretation, play analysis, field size distribution analysis and exploration strategy development. For the past ten years Mr. Raynolds has been a researcher and teacher at the Denver Museum of Nature & Science. Currently, his applied research has focused on groundwater resources and has included research in Bolivia and Argentina to investigate modern analogs to help define subtle stratigraphic controls on groundwater distribution in Colorado.

Robert C. Stone, Jr. has served as a director since September 2000. Mr. Stone is a member of the Company’s Audit Committee and Nominating and Corporate Governance Committee, and is the Chairman of the Reserves Committee. Mr. Stone formed ENG Energy Advisory, LLC in 2007 and serves as its managing member. ENG provides advisory and consulting services to independent exploration and

H. Roger Schwall

U. S. Securities and Exchange Commission

May 12, 2010

production companies with emphasis on capital formation, corporate strategy and acquisition and divestiture of producing properties. Mr. Stone retired in June 2007 from his position as Senior Vice President/Manager of Energy Lending at Whitney National Bank in New Orleans, Louisiana, where he was employed since 2000. Prior to this position, Mr. Stone was Manager of Energy Technical Services, Energy/Maritime Division at Hibernia National Bank from 1998 to 2000, where he had evaluation responsibilities for all syndicated and direct lending to exploration and production industry clients. Mr. Stone has held senior management positions in energy banking for over 21 years. Mr. Stone began his banking career as an engineer with First National Bank of Commerce in New Orleans in 1983. Prior to that, Mr. Stone earned a Bachelor of Science in Industrial Engineering and a Masters of Engineering (Petroleum Option) from the University of Houston. During and after his graduate work he was a teaching fellow with assignments in Engineering Economics and Engineering Statistics. Upon graduation he worked for Exxon Company, USA (now ExxonMobil Corporation) for seven years in increasingly responsible technical positions relating to the economic evaluation of oil and gas reserves and the management of engineers involved in reservoir and subsurface engineering. He was also a Founding Governor of the City Energy Club of New Orleans and is involved with many civic organizations in New Orleans where he still resides.

Our independent engineering firm works with our Senior Vice President – Corporate Reserves, Tina S. Obut. Ms. Obut’s biography is contained in our Annual Report on Form 10-K, and is reproduced below.

Tina Obut has served as Senior Vice President—Corporate Reserves since May 15, 2008. Ms. Obut served as Vice President—Corporate Reserves from March 2007 to May 15, 2008. Ms. Obut initially joined the Company in April 2006 as Manager of Corporate Reserves. Prior to joining us, Ms. Obut was employed by El Paso Production Company as Manager of Reservoir Engineering Evaluations from July 2004 until April 2006. From 2001 to 2004, Ms. Obut was Planning and Asset Manager at Mission Resources. From 1992 to 2001, Ms. Obut was a Vice President with Ryder Scott Company, and from 1989 to 1992, she worked as a reservoir engineer with Chevron. Ms. Obut is a Registered Petroleum Engineer.

We believe that the information set forth above, which is included or incorporated by reference into our Annual Report on Form 10-K, includes disclosure of the qualifications of these individuals as required by Item 1202(a)(7) of Regulation S-K.

3.

For the Haynesville Shale and the Eagle Ford Shale fields, please tell us the average well life you assume for reserve forecasting and the basis for that assumption. Please provide the type curve that you use to forecast the proved reserves for each field, the indicated estimated ultimate recovery based on that type curve, and how each type curve was derived. Please also include the decline factors such as the b factor and terminal decline

H. Roger Schwall

U. S. Securities and Exchange Commission

May 12, 2010

rate for each curve, and explain how they were derived. Please tell us for each field the largest cumulative production from a well from that reservoir and how long each of those wells has been on production from the reservoir of interest.

RESPONSE

We have separately provided the requested information in hardcopy pursuant to a request for confidential treatment.

4.	We note that you disclose the basis of the disclosure of equivalent cubic feet of natural gas. By footnote or otherwise, please clarify that this does not assume price equivalency and that, given price differentials, the price for a barrel of oil equivalent for natural gas may differ significantly from the price for a barrel of oil.

RESPONSE

We have incorporated your suggested disclosure in a footnote to the “Average Price Per Unit” line of our Results of Operations table in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in our Quarterly Report on Form 10-Q filed with the Commission on May 5, 2010, and will include similar disclosure as appropriate in the future reports on Form 10-Q and Form 10-K that we file with the Commission. For your convenience, we have reproduced the text of the footnote below.

“(1) Oil and natural gas liquids are converted to equivalent gas production using a 6:1 equivalent ratio. This ratio does not assume price equivalency and given price differentials, the price for a barrel of oil equivalent for natural gas may differ significantly from the price for a barrel of oil.”

Oil and Natural Gas Operations, page 12

5.	You present that you drilled a total of 156.8 net productive exploratory wells and 0.2 non-productive exploratory wells. However, we could not find any disclosure concerning new discoveries that you made with these 156.8 net productive exploratory wells. Please provide us with a list of the 157 new field discoveries or new reservoir discoveries, their locations, and the volumes of oil and gas these wells produced in 2009. Please see Rule 4-10(a)(13) of Regulation S-X.

RESPONSE

The 156.8 net productive wells included in the table as “exploratory wells” are “extension wells”. We reported these wells in a manner consistent with our historical presentation, which was based upon the definition of an “exploratory well” as such term was defined prior to January 1, 2010. We note the requirement to report net productive and dry exploratory and development wells in Item 1205(a) of Regulation S-K. As a consequence, having included the 156.8 net productive extension wells in the table, it would have been proper to identify them as such, which we will do in future filings.

H. Roger Schwall

U. S. Securities and Exchange Commission

May 12, 2010

6.	You state that you developed 15 BCFe of proved undeveloped reserves in 2009. This represents approximately 2% of your total proved undeveloped reserves at year end 2008 and less than 1% of your proved undeveloped reserves at year end 2009. Therefore, at this rate of development, it will take at least fifty years to develop all of your proved undeveloped reserves, assuming that no additional proved undeveloped reserves are added during that time. Tell us how this complies with Rule 4-10(a)(31)(ii) of Regulation S-X. In this regard, we note your statement that your 2010 capital budget will focus on the development of non-proved reserves.

RESPONSE

The proved undeveloped reserves included in our reserve report at December 31, 2009, are scheduled to be developed within five years. However, the relative proportion of total proved undeveloped reserves that we develop will not be uniform from year to year but will vary depending on several factors, including the magnitude of total capital expenditures planned and drilling obligations relating to preserving leases not currently held by production, particularly in the Haynesville and Eagle Ford Shale fields. The drilling schedule for the proved undeveloped reserves included in the reserve report was constructed within the framework of our 2010 operating budget and our long range business plan extending through 2014, which includes all of our exploration and development operations for developing proved and non-proved reserves. This 5-year plan was developed based on our drilling obligations related to current lease expirations and current rig obligations, and our internal projections for anticipated rig availability, required capital expenditures, production rates, operating costs, transportation availability for natural gas, future commodity prices for oil and natural gas, operating cash flow, and capital availability.

For the years 2010 and 2011, we expect that the majority of our drilling capital will be dedicated to holding leases in the Haynesville and Eagle Ford Shale fields, which are predominantly in areas that are not currently classified as proved. By the end of 2011, we estimate that most of our lease obligations will be met, after which a substantially higher portion of our drilling capital will be focused on developing proved undeveloped reserves.

We have separately provided supplemental information in hardcopy pursuant to a request for confidential treatment.

7.	Because your prior year’s conversion rate of proved undeveloped to proved developed reserves was much lower than that necessary to convert all of your proved undeveloped reserves to proved developed reserves within five years, more history of your prior record of conversions is necessary as we believe this is material information to investors. Please expand your disclosure, either here or under Management’s Discussion and Analysis, to include the amount of proved undeveloped reserves that were developed in each of the last three years. Please see Section V. of Securities Act Release 33-8995.

H. Roger Schwall

U. S. Securities and Exchange Commission

May 12, 2010

RESPONSE

The following table summarizes the amount of proved undeveloped reserves that have been developed in each of the last 3 years.

	2007	2008	2009
PUD reserves at beginning , Bcfe	402.4	454.8	625.8
PUD reserves developed, Bcfe	76.3	63.4	15.4
% PUD reserves developed	19%	14%	2%

We will expand our disclosure under this heading in future annual filings to ensure that it includes the amount of proved undeveloped reserves that were developed in each of the last three years.

8.	You provide by state your developed and undeveloped acreage. However, you do not provide how many acres will be expiring in the next several years. Please see Item 1208(b) of Regulation S-K. Please revise your document as necessary. In this regard, we note your disclosure on page 23 indicating that a large portion of your Haynesville and Eagle Shale acreage is not held by production and may expire.

RESPONSE

The table below reflects our acreage that will expire by year if we do not establish production in paying quantities on the units in which such acreage is included or do not pay (or do not have the contractual right to pay) delay rentals to continue the lease.

Year	Percentage Expiration
2010	12%
2011	35%
2012	15%
2013	10%
2014	0%
2015 & beyond	28%

100%

As stated in our Annual Report on Form 10-K, the majority of our total drilling and completion capital during 2009 was allocated to drilling unproved leases in the Haynesville Shale to hold acreage. Our 2010 drilling expenditures are expected to be similarly devoted to holding our unproved leases in the Haynesville and Eagle Ford Shale fields. As we stated in our

H. Roger Schwall

U. S. Securities and Exchange Commission

May 12, 2010

Annual Report on Form 10-K on page 42, “[L]ease expirations are expected to be an important factor determining our capital expenditures focus over the next two years.” Because our drilling plans are specifically focused on holding acreage, we do not currently expect that our leasehold expirations will be material.

We have included the Risk Factor referenced on page 23 in accordance with the requirements of Item 503 of Regulation S-K that we include disclosure of the most significant factors which make the investment speculative or risky. While we do not believe at this time that lease expirations will be material to us, we recognize that investors should be informed that our drilling plans could change and lease expirations could result.

Risk Factors, page 21

Estimates of proved oil and natural gas reserves are uncertain, page 25

9.	You state that estimates of proved undeveloped reserves are less certain than estimates of proved developed reserves. The SEC definition of proved reserves does not state that there is any less certainty in proved undeveloped reserves than proved developed reserves. Please revise your document to remove this statement. If you do not have the capital to develop any portion of your undeveloped reserves, do not believe you will achieve successful drilling results or do not think some of these reserves will be developed in a timely manner, please remove those quantities of reserves from your proved undeveloped reserves.

RESPONSE

We will amend the risk factor in our next Form 10-Q filing to remove the following sentence in the risk factor “Estimates of proved undeveloped reserves are less certain than estimates of proved developed reserves.”

Supplemental Oil and Gas Information (Unaudited), page 102

Oil and Natural Gas Reserves, page 102

10.	You state that the revised SEC rules allowed you to realize a net increase of 961 thousand barrels of oil and 810,575 million cubic feet of natural gas as proved reserves. In each of your major unconventional reserve areas, tell us how many locations away from a producing well you determined met the definition of proved reserves and the evidence that supports it. Please provide us with similar information for your conventional reserves. Please tell us if your reserve additions due to the revised SEC rules included factors other than reserves more than one location away from a producing well and, if so, describe these factors, tell us how much reserves were added, and explain why you believe they met the revised SEC definition of proved reserves.

H. Roger Schwall

U. S. Securities and Exchange Commission

May 12, 2010

RESPONSE

We have separately provided the requested information in hardcopy pursuant to a request for confidential treatment.

11.	You state that you recognized additional proved undeveloped reserves totaling 1,771 thousand barrels of oil and 1,115,334 million cubic feet of natural gas resulting from the application of reliable technologies in determining proved reserves. However, you do not indicate what those technologies were or why they are reliable. Please expand your disclosure to include in more detail the actual technologies utilized and why you believe they are reliable in the geological environment they were applied. In addition, disclose if you used any alternative methods and technologies instead of production flow tests in determining material amounts of proved reserves that you added in 2009 and why those methods or technologies are considered reliable in the geological environment they were used. Please tell us how many of your proved reserves were determined by these alternative methods and technologies.

RESPONSE

We propose to include disclosure under this heading in our future annual filings on Form 10-K that will address our use of reliable technologies, which would read as follows with respect to our 2009 proved undeveloped (PUD) reserves:

A methodology that employs reliable technologies was used to determine areas where PUD locations more than one offset away from a producing well would be warranted. These reliable technologies include seismic data, wire line open hole log data, core data, log cross-sections, performance data, and statistical analysis. In such areas, these data demonstrated consistent, continuous reservoir characteristics in addition to significant quantities of economic EURs from individual producing wells. When these techniques were applied to more developed shale reservoirs, such as the Barnett Shale and certain areas in the Fayetteville Shale, they have been empirically demonstrated to be reliable in predicting hydrocarbon recoveries.

The experience gained in the Fayetteville Shale over the past several years regarding data gathering and evaluation gave us direction when we began development in newer areas, first in the Haynesville Shale two years ago and then in the Eagle Ford Shale last year. We have been a leader in data gathering and evaluation in these areas and were instrumental in developing consortiums that allow various operators to exchange data.

We relied only on production flow tests and historical production data, along with the reliable geologic data mentioned above to estimate proved reserves. No other alternative methods or technologies were used to estimate proved reserves.

H. Roger Schwall

U. S. Securities and Exchange Commission

May 12, 2010

We have separately provided supplemental information in hardcopy pursuant to a request for confidential treatment.

12.	In addition, please tell us if you used any technologies other than open-hole logs to determine gas-oil or oil-water contacts in determining material amounts of proved reserves that you added in 2009. If so, please tell us the amount of reserves and why those methods or technologies are considered reliable in the environment that they were used.

RESPONSE

We did not use any technologies other than open-hole logs to determine gas-oil or oil-water contacts in determining material amounts of proved reserves added in 2009.

Changes in Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Natural Gas Reserves, page 106

13.	We note you include ‘Development costs incurred’ as a source of change in the standardized measure and that these amounts equate to that presented in your costs incurred for the year table on page 105. Based on these identical amounts, please tell us how the amounts reflected in your aggregate changes presentation complies with FASB ASC 932-235-50-35(g), which requires disclosure of previously estimated development costs incurred during the period. See also ASU 2010-3, Example 6.

RESPONSE

“Development costs incurred” is a source of change in our standardized measure and these amounts do equate to those presented in our costs incurred table on page 105. We believe the presentation of identical amounts for development costs incurred within the sources of change in the standardized measure table and the costs incurred table is consistent with the guidelines and examples provided in ASU 2010-3 and ASC 932-235-50-35(g). However, we also acknowledge that there is diversity in the oil and gas industry in how this guidance is applied. Based on our review and interpretation of your comment, we will analyze our current year development costs incurred and breakout our historically estimated development costs that were included in our previous standardized measure calculation from our actual development costs incurred in our 2010 Annual Report on Form 10-K. This change in presentation will not have an impact on the overall standardized measure, but will provide the reader with additional information on the changes in our overall standardized measure.

Exhibit 99.1

14.	Advise us of what constitutes the assumptions that are to be disclosed pursuant Item 1202(a)(8)(iv) and (v) of Regulation S-K.

H. Roger Schwall

U. S. Securities and Exchange Commission

May 12, 2010

RESPONSE

We have been advised by Netherland, Sewell & Associates, Inc. (NSAI) of the following assumptions under 1202(a)(8)(iv) and (v) of Regulation S-K:

The assumptions (per item iv) include, but are not limited to, the assumptions that:

(1) the information and data provided by the Company outlined in the letter are accurate and complete;

(2) the economic parameters set out in the letter, including ownership percentages, pricing, capital costs, operating expenses, and the current production and ad valorem tax regulations, do not change;

(3) the properties are developed as set out in the development plans and capital budgets provided by the Company;

(4) estimates of reservoir parameters can be derived from geologic, geophysical, petrophysical, and engineering data that cannot be measured directly;

(5) the sales rates, prices received for the reserves and the costs incurred in developing and producing these reserves are not affected by government policies, government regulations or the uncertainties of supply and demand; and

(6) the properties continue to be operated and developed in a prudent manner.

NSAI has indicated that it considers the assumptions used in its report appropriate for the stated purpose thereof.

The primary economic assumptions (per item v) are as follows:

(1) Future gross revenue to the Company interest is prior to deducting state production taxes and ad valorem taxes. Future net revenue is after deductions for these taxes, future capital costs, and operating expenses but before consideration of federal income taxes. The future net revenue has been discounted at an annual rate of 10 percent to determine its present worth. The present worth is shown to indicate the effect of time on the value of money and should not be construed as being the fair market value of the properties. Estimates of proved undeveloped reserves have been included for certain locations that would generate positive future net revenue but would have negative present worth discounted at 10 percent based on the constant prices and costs discussed in subsequent paragraphs of this letter. These locations have been included based on the operators’ declared intent to drill these wells, as evidenced by the Company’s internal budget, reserves estimates, and price forecast.

H. Roger Schwall

U. S. Securities and Exchange Commission

May 12, 2010

(2) Prices used in this report are based on the 12-month unweighted arithmetic average of the first-day-of-the-month price for the period January through December 2009. For oil and NGL volumes, the average West Texas Intermediate posted price of $57.65 per barrel is adjusted by lease for quality, transportation fees, and regional price differentials. For gas volumes, the average Henry Hub spot price of $3.866 per MMBTU is adjusted by lease for energy content, transportation fees, and regional price differentials. All prices are held constant throughout the lives of the properties.

(3) Lease and well operating costs used in this report are based on operating expense records of the Company. As requested, these costs include direct lease and field-level costs and the Company’s estimate of the portion of its headquarters general and administrative overhead expenses necessary to operate the properties. For nonoperated properties, these costs also include the per-well overhead expenses allowed under joint operating agreements. Lease and well operating costs are held constant throughout the lives of the properties. Capital costs are included as required for recompletions, new development wells, and production equipment. The future capital costs are held constant to the date of expenditure.

(4) NSAI made no investigation of potential gas volume and value imbalances resulting from overdelivery or underdelivery to the Company interest. Therefore, NSAI’s estimates of reserves and future revenue do not include adjustments for the settlement of any such imbalances; and its projections are based on the Company receiving its net revenue interest share of estimated future gross gas production. In addition, NSAI’s estimates are based on current and known production and ad valorem tax regulation.

Again, we have been informed by NSAI that it considers the economic assumptions used in its report appropriate for the stated purpose thereof.

**********************

Finally, we acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in our filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to our filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

H. Roger Schwall

U. S. Securities and Exchange Commission

May 12, 2010

We also understand that the Division of Enforcement has access to all information that we provide to the staff of the Division of Corporation Finance in your review of our filings and in response to your comments.

We appreciate your comments and your prompt attention to our responses. If you have any questions or further comments, I can be reached at (832) 204-2772.

Very truly yours,

/s/ David S. Elkouri
David S. Elkouri
Executive Vice President,
General Counsel and Secretary